Exhibit 3.11(b)

REGULATIONS

IMPLANT SOLUTIONS, LLC

These regulations (“Regulations”) are entered into as of June 10, 2008, by USP Tennessee, Inc., a Tennessee corporation, as sole member (the “Member”) of Implant Solutions, LLC, a Tennessee Limited Liability Company (the “Company”).

THEREFORE, Member agrees as follows:

1. Formation and Business of the Company. The Member has previously formed the Company pursuant to the Tennessee Revised Limited Liability Company Act (the “Act”). The rights and liabilities of the Member shall be as provided in the Act, except as otherwise expressly provided herein. The Company is authorized to engage in any business and in any and all activities permitted under the Act.

2. Address and Ownership Interests of Member. The address of Member is 15305 Dallas Parkway, Suite 1600 – LB 28, Addison, Texas 75001. Member shall make a capital contribution to the Company and shall own 100% interest in the Company. Member shall not be required to make any additional contributions to the capital of the Company.

3. Principal Office and Registered Agent. The address of the principal office where records of the Company are to be kept or made available is 15305 Dallas Parkway, Suite 1600 – LB 28, Addison, Texas 75001. The name and address of the registered agent of the Company is CT Corporation System, 800 South Gay Street, Suite 2021, Knoxville, Tennessee 37929.

4. Term. The term of the Company shall be perpetual.

5. Allocations of Income and Distributions. All distributions and all allocations of income, gains, losses and credit shall be made solely to Member.

6. Management by Member. The Member shall have the exclusive right and full power and authority to manage, control, conduct and operate the business of the Company. The Member is authorized to take any and all actions relating to the Company. The Member shall maintain all books and records required by the Act to be maintained at the address specified above or at any other address designated by the Member. The Member shall have the right to designate a different registered agent and/or registered office for the Company by complying with the requirements of the Act.

7. Officers. The Member may appoint officers of the Company and delegate duties and authority to such officers. Pursuant to the foregoing authority, the Member hereby appoints the following officers of the Company:

Name of Officer	Title
Jason Beam	President
John J. Wellik	Vice President, Secretary and Treasurer
Corey Ridgway	Vice President

8. Indemnification. The Company shall indemnify and hold harmless the Member and its respective employees, agents, officers, directors and representatives to the fullest extent permitted by the Act.

9. Amendment. This Agreement may be amended solely by a written instrument signed by Member.

IN WITNESS WHEREOF, the undersigned, being the Sole Member of the Company and intending to be bound hereby, has duly adopted these Regulations as of the date first above written.

SOLE MEMBER

USP Tennessee, Inc.

/s/ John J. Wellik
John J. Wellik
Vice President and Secretary